Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Second-Quarter

2012 Financial Results

TAIPEI, Taiwan, August 23, 2012 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the second quarter of 2012.

“In the first half of 2012 we took strong steps to turnaround our performance and build New Giga,” stated Chief Executive Officer John Stringer. “We implemented extensive workforce reductions, simplified operations to capture cost savings and increase efficiencies, and took action to end the operational drags of underperforming subsidiaries that had no clear path to profitability.”

“Our focus on growing lean is working,” stated CEO John Stringer. “We expect our online games business to deliver positive operating income in the third quarter of 2012, and to add approximately $5 million in cash in the period from sales of game studio holdings.”

“Looking ahead, we will focus on scaling up our online games business,” stated CEO John Stringer. “We will also take advantage of growth opportunities in cloud computing services for SMEs in Asia with our new business – GigaCloud.”

“GigaCloud is a unique cloud offering developed in close cooperation with Taiwan’s financial services powerhouse Chailease and a consortium of leading technology companies,” stated CEO John Stringer. “From the beginning, GigaCloud has been designed to meet the needs of SMEs in Greater China, based on feedback Chailease received from its regional SME customers, resulting in an integrated platform of key services with a strong value proposition and significant competitive advantages.”

“With GigaCloud, we will be an early mover in Asia, the world’s fastest growing market for business VoIP services, offering a unique product and leveraging an initial go-to-market strategy with Chailease that will put our product in front of over 15,000 SMEs in Greater China,” added CEO John Stringer.

Second Quarter Highlights

•	Strengthened management of GigaMedia’s online games business FunTown by adding games industry executive with proven track record.

•	Implemented workforce reductions in FunTown to improve efficiencies.

•	Closed GigaMedia’s Jidi Joy online games operations in Shanghai ending all VIE operations in China and their drag on GigaMedia’s financial results, consistent with new productivity initiatives.

•	Initiated the disposal of GigaMedia’s underperforming online game operations IAHGames in Southeast Asia.

•	Continued to dispose of non-core game studio interests as part of divestment plans to better manage cash and increase focus.

Recent Developments

•	GigaMedia completed the disposal of a majority ownership interest in its underperforming subsidiary IAHGames in Southeast Asia.

•	GigaMedia completed the sale of its remaining 33.66 percent interest in its underperforming legacy online gambling operations MangasEverest.

•

GigaMedia unveiled GigaCloud, a new cloud computing business focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness, with initial product launch set for early 2013.

•	GigaMedia announced a strategic partnership and licensing agreement with Neowiz, licensing four Web games for Taiwan, Hong Kong, and Southeast Asia.

•

GigaMedia announced that as a result of solid execution of productivity initiatives in the first half of 2012, management expects its online games business to deliver positive operating income in the third quarter of 2012. (See, “Business Outlook,” for more details.)

•

Management expects a stronger cash position in the third quarter, adding net cash proceeds of approximately $5 million in the period, primarily from continuing sales of non-strategic game studio holdings.

Consolidated Financial Results

Second-quarter 2012 results represent the second quarter of operations under new management, who are implementing turnaround plans. The plans are based on effectively managing cash, driving productivity, and executing new growth plans in online games and cloud computing.

Second-quarter results included expenses related to downsizing, streamlining and other actions to enhance productivity and improve efficiencies.

Consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 2Q12 CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q12	1Q12	Change (%)	2Q12	2Q11	Change (%)
Revenues (A)	7,129	8,316	-14	7,129	8,792	-19
Gross Profit (A)	3,852	4,672	-18	3,852	4,917	-22
Loss from Operations (A)	2,539	2,140	-19	2,539	2,685	5
Loss from Continuing Operations (A)	2,211	1,448	-53	2,211	6,129	64
Net Loss Attributable to GigaMedia	3,454	2,310	-49	3,454	6,959	50
Net Loss Per Share, Diluted	0.07	0.05	-40	0.07	0.12	42
EBITDA (B)	(2,124)	(1,281)	-66	(2,124)	(5,896)	64
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	94,810	95,921	-1	94,810	70,663	34

(A)	Excludes results from discontinued operations.
(B)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter of 2012 decreased to $7.1 million from $8.3 million in the first quarter of 2012 and decreased from $8.8 million in the second quarter of 2011. The quarter-over-quarter decrease was in line with expectations and reflected comparison with peak seasonality. Peak gamer activity traditionally occurs in the first quarter, which benefits from the long Chinese New Year holiday.

Second-quarter revenues for FunTown decreased 18 percent quarter-over-quarter to $5.5 million from $6.7 million. The quarterly sequential decrease was attributable to lower contributions from all games, resulting from a seasonal decrease in online gamer activity in the period. Average monthly active paying accounts were approximately 61,000 during the second quarter. Average monthly revenue per active paying account was $30.32 during the second quarter of 2012, up 2 percent from the previous quarter. Second-quarter peak concurrent users were approximately 36,000, up 9 percent from the first quarter.

Second-quarter revenues for IAHGames were $1.6 million. In August 2012, GigaMedia concluded the disposal of a majority ownership interest in this business unit as part of plans announced by new management to better manage cash, which includes the disposal of underperforming assets.

Consolidated gross profit for the second quarter of 2012 decreased to $3.9 million from $4.7 million in the first quarter of 2012 and decreased from $4.9 million in the second quarter of 2011. Second-quarter 2012 consolidated gross profit margin decreased to 54.0 percent from 56.2 percent in the first quarter of 2012 and decreased from 55.9 percent in the second quarter of 2011, with the decreases reflecting higher proportions of licensed game revenues.

Excluding the subsidiary IAHGames, consolidated gross profit in the second quarter of 2012 was approximately $3.6 million and consolidated gross profit margin was approximately 66.0 percent.

Consolidated operating expenses for the second quarter of 2012 continued to trend lower, reflecting initial benefit from new management’s implementation of productivity initiatives partially offset by related expenses. Consolidated operating expenses decreased to $6.4 million from $6.8 million quarter-over-quarter and decreased from $7.6 million year-over-year.

Consolidated product development and engineering expenses decreased to $280 thousand in the second quarter of 2012 from $355 thousand in the previous quarter and decreased compared to $384 thousand in the second quarter of 2011.

Consolidated selling and marketing expenses were $2.3 million in the second quarter of 2012 compared to $2.7 million in the previous quarter and $2.5 million in the second quarter of 2011.

Consolidated general and administrative expenses increased to $3.8 million in the second quarter of 2012 from $3.6 million in the previous quarter and decreased from $4.6 million in the second quarter of 2011. Corporate operating expenses were $2.2 million in the second quarter of 2012, up from $1.9 million in the previous quarter.

Consolidated loss from operations for the second quarter was $2.5 million compared to a loss of $2.1 million in the first quarter of 2012 and a loss of $2.7 million in the second quarter of 2011. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses.

Consolidated non-operating income/expenses during the second quarter of 2012 was income of $429 thousand compared to income of $858 thousand in the first quarter of 2012 and expenses of $3.2 million recorded in the second quarter of 2011. Results in the second quarter of 2012 mainly included gains related to the sales of marketable securities.

Consolidated net loss for the second quarter of 2012 was $3.5 million compared to a loss of $2.3 million in the first quarter of 2012 and a loss of $7.0 million in the second quarter of 2011. The period variations primarily reflected the aforementioned factors affecting income/loss from operations and consolidated non-operating expenses/income.

Consolidated EBITDA for the second quarter of 2012 was a loss of $2.1 million compared to a loss of $1.3 million in the first quarter of 2012 and a loss of $5.9 million in the second quarter of 2011.

Cash and Strategic Investments

Cash, cash equivalents, restricted cash, and marketable securities-current were $94.8 million at the end of the second quarter of 2012 compared to $95.9 million at the end of the first quarter of 2012. Total short-term borrowings decreased to $9.3 million at the end of the second quarter of 2012 compared to $10.1 million for the prior quarter.

Marketable securities – noncurrent and investments, consisting of GigaMedia’s strategic holdings in game studios, developers and other related entities, were $12.8 million at the end of the second quarter compared to $15.6 million last quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 23, 2012. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2011 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Turnaround initiatives

Management is reviewing and adjusting business models and implementing new strategies to build efficiencies, improve productivity and drive improved performance. This includes reducing system and administrative and organizational complexities and reducing personnel to support productivity.

Management implemented workforce reductions in the second quarter and is continuing to simplify operations to capture cost savings.

The company expects initiatives implemented in the first half of 2012 to drive productivity and cost savings in its business beginning in the second half of 2012; this will allow increased research and development to support strategic growth plans.

Management plans to launch a new Web-based action game in the second half of 2012 in Taiwan and to conduct beta testing of its new cloud computing services in the second half of 2012, with launch expected in early 2013.

Third-quarter financial results

In the third quarter of 2012, GigaMedia forecasts a stronger financial position, with net cash proceeds of approximately $5 million in the period, primarily from continuing sales of non-core game studio holdings.

Management also forecasts improved operating results across the company. Consolidated revenues are on pace to hold steady compared to the second quarter with 1) increased contributions from FunTown primarily from new game licensing revenues offset by 2) reduced contributions from IAHGames following its disposal. Management expects gross margin to remain steady at approximately 65 percent. Management expects a quarter-over-quarter decrease in total operating expenses in the third quarter, reflecting the impact of turnaround initiatives implemented in the first half of 2012 including workforce reductions and operational streamlining. As a result, management expects a quarterly sequential decrease in consolidated operating loss with positive operating income in GigaMedia’s online games business in the third quarter of 2012.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA and non-GAAP income (loss) from operations, non-GAAP net income (loss), and non GAAP basic and fully-diluted earnings (loss) per share. These amounts are US GAAP income (loss) from operations, net income (loss) and basic and fully-diluted earnings (loss) per share data adjusted to exclude the following: 1) the impact of discontinued operations; 2) the impact of downsizing operations, including severance and early termination fees related to workforce reductions; 3) share-based compensation; and 4) certain non-cash items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses, and impairment losses on marketable securities and investments, goodwill and other long-lived assets. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.

The company’s management believes excluding the non-cash impairments of loans receivable, game capitalized costs, goodwill and other long-lived assets and investments is useful for itself and for investors, as such impairments do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations and fees and expenses related to downsizing operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.

The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation and items related to downsizing, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Results from continuing operations

In June 2012, the board of directors approved a plan to dispose of the company’s Jidi Joy online games operations in Shanghai. As a result, Jidi Joy operations have been accounted for as a discontinued operation in accordance with U.S. GAAP. Therefore, the results of operations for Jidi Joy have been removed from the company’s results of continuing operations for all periods presented. The operating assets and liabilities of Jidi Joy were not significant as of June 30, 2012.

Assets held for sale

In June 2012, the company entered into a memorandum of understanding and the board of directors approved a plan to sell, a 60 percent interest in the company’s IAHGames operations, together with a sale of a 30 percent interest in Game First International Corporation. In July 2012, the company entered into two stock purchase agreements (the “SPAs”) for the sale with Management Capital International Limited and Infocomm Asia Holdings Pte. Ltd. Pursuant to the terms of the SPAs, the company is to receive US$3.0 million in four installments. As a result, substantially all of the operating assets related to the company’s IAHGames operations, including certain liabilities associated with these assets, are presented as held for sale as of June 30, 2012 in accordance with U.S. GAAP. IAHGames operations do not qualify as a component that may be reported as discontinued operations due to the company’s continuing involvement in the component after the disposal transaction. The sale transaction was completed in August 2012 and the company has received the first installment payment of US$750 thousand. The company will deconsolidate the results of IAHGames operations and begin accounting for its remaining 20 percent interest under the equity method of accounting after August 2012.

Conference Call and Webcast

Management will hold an investor conference call and webcast on August 23, 2012 at 8:30 p.m. Eastern Daylight Time, which is 8:30 a.m. Taipei Time on August 24, 2012, to discuss GigaMedia’s second-quarter 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 18895123

A replay will be available from 10:30 p.m. Eastern Daylight Time on August 23, 2012 for seven days.

U.S.: +1-718-354-1232

International: +612-8235-5000

Passcode: 18895123

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2012 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2012	3/31/2012	6/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	7,128,830	8,315,724	8,792,206

	7,128,830	8,315,724	8,792,206

Operating costs
Cost of Asian online game and service revenues (includes share-based compensation expenses under ASC 718 of $0, $0 and $0, respectively)	3,276,561	3,643,901	3,875,699

	3,276,561	3,643,901	3,875,699

Gross profit	3,852,269	4,671,823	4,916,507

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under ASC 718 of $0, $0 and $3,886, respectively)	279,904	355,210	384,002
Selling and marketing expenses (includes share-based compensation expenses under ASC 718 of -$3,573, $14,562 and $14,562, respectively)	2,337,434	2,716,963	2,517,719
General and administrative expenses (includes share-based compensation expenses under ASC 718 of $143,268, -$165,995 and $488,689, respectively)	3,784,495	3,569,370	4,582,491
Bad debt (recoveries) expenses	(10,315)	170,125	116,980

	6,391,518	6,811,668	7,601,192

Loss from operations	(2,539,249)	(2,139,845)	(2,684,685)

Non-operating income (expense)
Interest income	73,548	79,736	228,172
Gain on sales of marketable securities	926,063	501,999	0
Interest expense	(408,161)	(88,706)	(104,728)
Foreign exchange (loss) gain—net	(193,279)	333,937	62,841
Loss on disposal of property, plant and equipment	(58,992)	(160)	(3,994)
(Loss) gain on equity method investments—net	(78,150)	141,971	(3,505,168)
Other	168,156	(110,998)	121,935

	429,185	857,779	(3,200,942)

Loss from continuing operations before income taxes	(2,110,064)	(1,282,066)	(5,885,627)
Income tax expense	(101,417)	(166,227)	(243,654)

Loss from continuing operations	(2,211,481)	(1,448,293)	(6,129,281)
Loss from discontinued operations, net of tax	(1,418,990)	(1,102,811)	(942,056)

Net loss	(3,630,471)	(2,551,104)	(7,071,337)
Less: Net loss attributable to noncontrolling interest and subsidiary preferred shares	176,960	240,927	112,532

Net loss attributable to GigaMedia	(3,453,511)	(2,310,177)	(6,958,805)

Loss per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.04)	(0.03)	(0.11)
Loss from discontinued operations	(0.03)	(0.02)	(0.01)

	(0.07)	(0.05)	(0.12)

Fully-diluted:
Loss from continuing operations	(0.04)	(0.03)	(0.11)
Loss from discontinued operations	(0.03)	(0.02)	(0.01)

	(0.07)	(0.05)	(0.12)

Weighted average shares outstanding:
Basic	50,719,976	50,719,976	55,922,021

Diluted*	50,719,976	50,719,976	55,922,021

*	Options to purchase 1,796 thousand shares, 1,730 thousand shares and 2,029 thousand shares of common stock were not included in dilutive securities for three months ended June 30, 2012, March 31, 2012 and June 30, 2011, respectively, as the effect would be anti-dilutive.

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2012	3/31/2012	6/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	55,244,421	57,396,239	62,083,933
Marketable securities - current	37,783,301	36,742,724	3,578,999
Accounts receivable - net	3,930,527	6,124,244	9,651,104
Prepaid expenses	996,643	1,401,243	1,665,468
Restricted cash	1,781,944	1,781,944	5,000,000
Assets held for sale - current	2,173,312	0	0
Other receivables	1,314,229	1,869,151	811,656
Other current assets	816,420	871,900	1,382,240

Total current assets	104,040,797	106,187,445	84,173,400

Marketable securities - noncurrent	6,979,696	7,123,011	27,636,201
Investments	5,833,680	8,455,074	60,479,866
Retained ownership of IAHGames	166,734	0	0
Property, plant & equipment - net	2,321,039	4,041,722	4,978,999
Goodwill	28,817,660	29,178,979	39,904,201
Intangible assets - net	15,487,140	15,775,538	19,328,199
Assets held for sale - noncurrent	2,930,806	0	0
Prepaid licensing and royalty fees	9,277,977	9,122,034	6,702,454
Other assets	673,053	1,137,025	5,801,340

Total assets	176,528,582	181,020,828	249,004,660

Liabilities and equity
Accounts payable	407,464	1,821,815	4,760,555
Accrued compensation	969,120	813,932	3,111,677
Accrued expenses	8,675,494	9,997,863	10,323,398
Short-term borrowings	9,346,360	10,139,902	13,224,118
Liabilities held for sale - current	3,900,461	0	0
Other current liabilities	7,342,720	9,426,139	11,265,618

Total current liabilities	30,641,619	32,199,651	42,685,366
Liabilities held for sale - noncurrent	536,723	0	0
Other liabilities	659,401	1,275,355	8,167,628

Total liabilities	31,837,743	33,475,006	50,852,994

Subsidiary preferred shares	1,962,806	1,874,448	1,625,441

GigaMedia’s shareholders’ equity	146,319,109	148,997,028	199,755,037
Noncontrolling interest	(3,591,076)	(3,325,654)	(3,228,812)

Total equity	142,728,033	145,671,374	196,526,225

Total liabilities and equity	176,528,582	181,020,828	249,004,660

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2012	3/31/2012	6/30/2011
	unaudited	unaudited	unaudited
	USD	USD	USD
Loss from operations:
GAAP result	(2,539,249)	(2,139,845)	(2,684,685)
Adjustments:
(a) share-based compensation	139,695	(151,433)	507,137
(b) financial results related to gambling software business	25,014	54,067	365,443
(c) downsizing	158,000	90,000	0

Non-GAAP loss from operations	(2,216,540)	(2,147,211)	(1,812,105)

Net loss attributable to GigaMedia:
GAAP result	(3,453,511)	(2,310,177)	(6,958,805)
Adjustments:
(a) share-based compensation	130,920	(159,503)	498,402
(b) loss from discontinued operations	1,418,990	1,102,811	942,056
(c) financial results related to gambling software business	14,638	150,643	4,757,922
(d) gain on disposal of marketable securities and investments	(926,063)	(501,999)	0
(e) downsizing	131,140	193,390	0

Non-GAAP net loss attributable to GigaMedia	(2,683,886)	(1,524,835)	(760,425)

Basic earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.07)	(0.05)	(0.12)
Adjustments	0.02	0.02	0.11

Non-GAAP basic EPS	(0.05)	(0.03)	(0.01)

Diluted earnings (loss) per share attributable to GigaMedia:
GAAP result	(0.07)	(0.05)	(0.12)
Adjustments	0.02	0.02	0.11

Non-GAAP diluted EPS	(0.05)	(0.03)	(0.01)

Weighted average shares outstanding:
Basic	50,719,976	50,719,976	55,922,021
Diluted	50,719,976	50,719,976	55,922,021
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(3,453,511)	(2,310,177)	(6,958,805)
Depreciation	404,896	414,710	450,567
Amortization	557,786	512,040	568,652
Interest (income) expense	263,058	(58,405)	(162,819)
Income tax expense	104,152	161,324	206,165

EBITDA	(2,123,619)	(1,280,508)	(5,896,240)